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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


13030681

SEC Mail Processing Section
MAR 4 - 2013
Washington DC
400

OMB Number:	
OMB Number:	3235-0123
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Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47910

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Hancock Financial, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1563 Virginia Way
(No. and Street)

La Jolla, CA 92037-3836
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James P. Hancock (858) 459-3635
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BOROS & FARRINGTON
(Name - if individual, state last, first, middle name)

11770 Bernardo Plaza Court, Suite 210, San Diego, CA 92128
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

EM 3/12/13

OATH OR AFFIRMATION

I, James P. Hancock, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hancock Financial, Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



TYLER TESCH
Commission # 1971303
Notary Public - California
San Diego County
My Comm. Expires Mar 5, 2016

Notary Public

Signature

President

Title

State of California
County of San Diego

Subscribed and sworn to (or affirmed) before me on this 26 day of Feb., 20 13, by James P. Hancock personally known to me or proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Washir
4

HANCOCK FINANCIAL, INC.

Financial Statements
And
Independent Auditor's Report

Year Ended December 31, 2012

Boros & Farrington

CERTIFIED PUBLIC ACCOUNTANTS

HANCOCK FINANCIAL, INC.

Financial Statements
And
Independent Auditor's Report

Year Ended December 31, 2012

HANCOCK FINANCIAL, INC.

Table of Contents

Boros & Farrington

CERTIFIED PUBLIC ACCOUNTANTS
A Professional Corporation

11770 Bernardo Plaza Court • Suite 210
San Diego, CA 92128-2424
(858) 487-8518 • Fax (858) 487-6794
borosfarrington@msn.com

Independent Auditor's Report

Board of Directors
Hancock Financial, Inc.

We have audited the accompanying statement of financial condition of Hancock Financial, Inc. as of December 31, 2012, and the related statements of operations, changes in stockholder's equity, liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hancock Financial, Inc. at December 31, 2012 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements as a whole. The information contained in Schedules I, II, and III is required by Rule 17a-5 under the Securities Exchange Act of 1934 and is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Boros & Farrington APC

San Diego, California
February 21, 2013

HANCOCK FINANCIAL, INC.

Statement of Financial Condition

December 31, 2012

ASSETS

Cash	$ 4,690
Commissions receivable	2,488
Deposit with clearing organization	10,000
Prepaid expenses	472
Property and equipment, less accumulated depreciation of $34,300	-
Total assets	$17,650

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable and accrued liabilities	$ 6,249
Stockholder's equity	
Common stock, 10,000 shares authorized	20,180
Accumulated deficit	(8,779)
Total stockholder's equity	11,401
	$17,650

See notes to financial statements.

HANCOCK FINANCIAL, INC.

Statement of Operations

Year Ended December 31, 2012

Revenues	
Commissions	$ 50,873
Other income	1,173
Total revenues	52,046
Expenses	
Compensation and employee benefits	19,718
Travel and entertainment	11,747
Information services	5,905
Outside services	5,553
Office expenses	3,939
Communications	1,668
Depreciation	982
Taxes, licenses, and registrations	584
Other expenses	1,528
Total expenses	51,624
Income before income taxes	422
Income tax expense	(1,190)
Net loss	$ (768)

See notes to financial statements.

HANCOCK FINANCIAL, INC.

Statement of Changes in Stockholder's Equity
Year Ended December 31, 2012

	Common Stock		*Accumulated*	
	Shares	*Amount*	*Deficit*	*Total*
Balance, beginning of year	10,000	$20,180	$(8,011)	$12,169
Net loss	-	-	(768)	(768)
Balance, end of year	10,000	$20,180	$(8,779)	$11,401

Statement of Liabilities Subordinated to Claims of General Creditors
Year Ended December 31, 2012

Balance, beginning of year	$ -
Increases	-
Decreases	-
Balance, end of year	$ -

See notes to financial statements.

HANCOCK FINANCIAL, INC.

Statement of Cash Flows

Year Ended December 31, 2012

Cash flows from operating activities	
Net loss	$ (768)
Adjustments to reconcile net loss to net cash from operating activities	
Depreciation expense	982
Changes in operating assets and liabilities	
Commissions receivable	1,041
Deposit with clearing organization	10
Prepaid expenses	(472)
Accounts payable and accrued liabilities	1,100
Net cash from operating activities	1,893
Cash flows from investing activities	-
Cash flows from financing activities	-
Net increase in cash	1,893
Cash, beginning of year	2,797
Cash, end of year	$ 4,690
Supplemental disclosure of cash flow information:	
Interest paid	$ -
Taxes paid	$ 1,190

See notes to financial statements.

HANCOCK FINANCIAL, INC.

Notes to Financial Statements

1. THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

The Company. Hancock Financial, Inc. (the "Company"), a California corporation, is a registered broker-dealer licensed by the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority. The Company provides broker-dealer services as an introducing broker-dealer clearing customer transactions through another broker-dealer on a fully disclosed basis.

Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Revenue Recognition. Security transactions and the related commission revenue are recorded on a settlement date basis.

Property and Equipment. Property and equipment are stated at cost less accumulated depreciation. Additions, renovations, and improvements are capitalized. Maintenance and repairs which do not extend asset lives are expensed as incurred. Depreciation is provided using accelerated methods over the estimated useful lives of the assets (5 years).

Income Taxes. Income taxes are accounted for using the liability method whereby deferred tax asset and liability account balances are calculated at the balance sheet date using the current tax laws and rates in effect.

Concentration of Credit Risk. The Company maintains depository accounts with financial institutions. No credit losses have been experienced on these accounts. Management believes that any potential credit losses would be minimal and, accordingly, no reserve for such losses has been established.

Commission receivables are due primarily a clearing broker/dealer. These entities are geographically dispersed across the United States. If the financial condition and operations of this financial institution deteriorates substantially, the Company's operating results could be adversely affected. No allowance for doubtful accounts was considered necessary at December 31, 2012.

Financial Instruments. The carrying values reflected in the statement of financial condition at December 31, 2012 reasonably approximate the fair values for financial instruments. In making such assessment, the Company has utilized discounted cash flow analyses, estimates, and quoted market prices as appropriate. No allowance for potential credit losses was considered necessary at December 31, 2012.

HANCOCK FINANCIAL, INC.

Notes to Financial Statements

2. NET CAPITAL REQUIREMENTS

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1.

The Company's ratio at December 31, 2012 was 0.57 to 1. The basic concept of the Rule is liquidity, its object being to require a broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At December 31, 2012, the Company had net capital of $10,929 which was $5,929 in excess of the amount required by the SEC.

3. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3

The Company relies on Section K(2)(ii) of the Securities Exchange Rule 15c3-3 to exempt them from the provisions of these rules.

4. OFF BALANCE SHEET RISK

As discussed in Note 1, the Company does not hold customer segregated cash or securities balances. Transactions are processed by a clearing firm on a fully disclosed basis. In conjunction with this arrangement, the Company is contingently liable for any unsecured debit balances in the customer accounts introduced by the Company. These customer activities may expose the Company to off-balance-sheet credit risk in the event the introduced customer is unable to fulfill its contracted obligations. The Company seeks to control such credit risk by monitoring its exposure to the risk of loss daily, on an account-by-account basis. At December 31, 2012, the Company was not responsible for any unsecured debits and did not have any open positions in its trading accounts.

*****

HANCOCK FINANCIAL, INC.

Schedule I
Computation of Net Capital
Pursuant to SEC Rule 15c3-1

December 31, 2012

	Audited Financial Statements	*FOCUS X-17A-5 Part IIA*	*Differences*
Total stockholder's equity	$11,401	$13,330	$(1,929)
Less non-allowable assets			
Prepaid expenses	472	-	(472)
Property and equipment	-	1,928	1,928
Net capital before haircuts on security positions	10,929	11,402	(473)
Less haircuts on security positions	-	-	-
Net capital	10,929	11,402	(473)
Minimum net capital required	5,000	5,000	-
Excess net capital	$ 5,929	$ 6,402	$ (473)
Total aggregate indebtedness	$ 6,249	$ 5,776	$ 473
Ratio of aggregate indebtedness to net capital	0.57	0.51	

Note: *The differences between the net capital reported above and the net capital reported on form FOCUS X-17A-5 Part IIA as of December 31, 2012 result primarily from audit adjustments to property and equipment, accumulated depreciation, accounts payable, and accrued liabilities.*

HANCOCK FINANCIAL, INC.

Schedule II
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3

December 31, 2012

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k)(2)(ii) and, accordingly, has no reserve requirements. Consequently, a reserve requirement was not calculated in Part II of Form X-17A-5 of this Company's FOCUS report as of December 31, 2012; and a reconciliation to that calculation is not included herein.

HANCOCK FINANCIAL, INC.

Schedule III
Information Relating to the Possession or Control Requirements
Pursuant to Rule 15c3-3

December 31, 2012

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k)(2)(ii) and, accordingly, has no possession or control requirements.

Independent Auditor's Report On Internal Control Required by SEC Rule 17 a-5(g)(1)

Board of Directors
Hancock Financial, Inc.

In planning and performing our audit of the financial statements and supplementary schedules of Hancock Financial, Inc. (the "Company") as of for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first paragraph and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be a material weaknesses, as defined previously.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Boros & Farrington APC

San Diego, California
February 21, 2013